Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Employee FAQ

INTERNAL

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Who is Hudson Executive Investment Corporation? Hudson Executive Investment Corporation (HEIC) is a premier investment firm led by Doug Braunstein, a former JP Morgan Chase Vice Chair and Chief Financial Officer. Doug and his team have deep experience in the health care and technology space, including taking innovative companies public. Given this track record, they are an ideal partner to bring Talkspace public, accelerate its growth and further advance our mission.

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What will be our relationship with HEIC? Talkspace and HEIC have agreed to merge, to take Talkspace public and ensure our long-term growth, innovation and leadership. It’s the start of our next chapter – but little will change for Talkspace day-to-day. If completed, the merger will provide us with more resources, and Talkspace will be able to expand the platform and its reach—and provide more therapeutic services to more clients.

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What is a SPAC business combination? SPAC stands for special purpose acquisition company. A SPAC is a specially formed corporation designed to take a company public through a business combination or merger, and is a choice more and more companies are choosing to take, rather than the traditional IPO process.

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What will this merger mean to us? This merger, if completed, will mean that we will have the resources to bring more support to more clients. It will mean we can take on more enterprise companies, both insurance companies and those who make Talkspace services available to their employees as a thoughtful benefit. It will mean that we can expand, to treat more patients by contracting with more providers. Our company’s core identity won’t change and we will continue to do business as Talkspace—in fact, our NASDAQ ticker symbol will be “TALK” – but very little will change for us day-to-day.

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Why would we want to be merged with HEIC? HEIC is an ideal partner to bring Talkspace public, accelerate our growth and further advance our goals. HEIC’s investors form a network of CEOs and former CEOs of some of the best healthcare and managed care companies in the world, and they bring deep experience in healthcare, tech and innovation. Their leadership team has helped numerous healthcare and healthcare technology companies go public. I am pleased to say that Talkspace will be the first publicly listed company focused only on behavioral health. That’s an achievement to take pride in.

•	Has HEIC merged with other companies? No. SPACs typically merge with a single company, and we will be the only company HEIC will merge with upon completion of our transaction.

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Who is their leadership? Doug Braunstein is Chairman and President of HEIC, and is Founder and Managing Partner of Hudson Executive Capital, HEIC’s sponsor. Doug Braunstein will be Chairman of Talkspace’s board once the deal is approved. HEIC’s CEO is Doug Bergeron, who also serves as Managing Partner of Hudson Executive Capital.

•	Is Doug related to Sam Braunstein? Yes, Doug and Sam are married.

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What is HEC’s relevant track record? At Hudson Executive Capital (HEC), Doug Braunstein and Doug Bergeron engage actively with management teams at HEC’s portfolio companies to drive company strategy. They have significant experience in the healthcare space, having invested in companies like AtriCure, Corindus and HeartWare. Doug Braunstein is a former JP Morgan Chase Vice Chair and Chief Financial Officer, and has 35 years of experience in M&A, including advising on some of the largest healthcare transactions. Doug Bergeron brings a 35-year FinTech track record, and spent 12 years as CEO of VeriFone, during which time enterprise value grew from $50 million to $5 billion. Doug Bergeron is a longtime tech investor and mentor to HEC portfolio companies. Together, HEIC’s leadership brings decades of public markets experience, transaction expertise, and deep industry and CEO relationships to Talkspace.

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As a result of this transaction, will there be any impact on members and clinicians? There is no change in how we contract with providers or businesses, either payers or companies, that contract Talkspace as a benefit to their employees.

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What impact is there to employees? Little will change day-to-day. We will not be making any changes to our hiring and staffing – and those decisions will be made by the people who make them now. Roni and I will stay in our jobs. Talkspace will continue to be Talkspace – and be mostly autonomous in the ways that govern our day to day work, subject to certain restrictions in the merger agreement that apply between now and the completion of the merger. There will also be no significant change in how you contract with clients. The difference is that, after the completion of the merger, we will have the resources and support we need to grow. There are certain regulations that a public company, or one that will be public, must comply with. We have gone over communications protocols with you and will give those to you on the enterprise and provider teams letters for your clients that detail these protocols for them.

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What does it mean to be a public company? This merger, once it is completed, will raise significant resources to let Talkspace grow and bring therapy services and mental and behavioral health services delivered by compassionate, accredited therapists to more clients. The merger will result in our becoming a publicly listed company, so we will disclose our financial performance on a periodic basis.

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Why is this a good thing for us? These resources will open a new and exciting chapter of growth for Talkspace. Leveraging HEIC’s resources, experience and network will enhance our position as the market’s leading virtual platform for behavioral health services.

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As a public company, how will that impact our conduct? While we will need to adjust some of our operations and finances to follow the procedures of a public company, we do not expect there will be any change to our office culture. There will also be no changes to our office space, teams, etc., as a result of this transaction.

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As a public company, how will that impact work? Again, there will be very little change day-to-day for most of you. For example, there is no change in how we contract with providers or businesses, either payers or companies, that contract Talkspace as a benefit to their employees. We will simply be able to grow in each area.

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Will our leadership or board be impacted? Roni and I will stay in our jobs and continue to lead the company – and anticipate that clinical and corporate leadership will stay and grow with us. The board will grow, but that will not affect day-to-day work.

•	Will there be any employee layoffs? There are no current plans for any layoffs. In fact, we currently expect that this transaction will open a new and exciting chapter of growth for Talkspace.

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So as of today, we’re technically not a startup? We think like a startup in the way we are energetic in our pursuit of changing how behavioral health is accessed and delivered, and, importantly, opening these services up to more people. But we aren’t a startup anymore—we’re a true industry leader setting the pace for better care for more people, with the capital and support to make our shared vision real. And this merger, if completed, will present an opportunity to further professionalize our back-end operations in finance, accounting, etc.

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Many startups have gone public and not succeeded—why now? We are confident in our mission and this merger and strongly believe that now is the moment. Talkspace has been on a growth trajectory for years. Now, as the country—and the world—grapples with the COVID-19 pandemic, and stressful economic and social unrest and great unease, our work is more cut out for us than ever. People are hurting. More therapists want to work with Talkspace. More companies than ever recognize our value and what we bring to workplace culture and productivity—and want to provide our services to their employees; more insurance companies are covering our work. But, to grow to meet this demand and beyond, we need to obtain more resources. This merger, if completed, will help us achieve that.

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When is our IPO? What are the key next steps? What does that mean? The company will become publicly listed through its merger with a SPAC, not a traditional IPO. SPAC stands for special purpose acquisition company. A SPAC is a corporation intended to take a company public, and going public through a merger with a SPAC is a path more and more companies are choosing to take, rather than the traditional IPO process. We anticipate completion of the merger this spring, after which Talkspace will be listed on the NASDAQ. In between then and now, we must complete the SEC review process, HEIC’s shareholders must approve the merger and certain other customary closing conditions must be satisfied.

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Why did Talkspace choose to go public with a SPAC? Merging with a SPAC is often an efficient way for a privately held company to go public because it offers an opportunity to raise money at a predetermined transaction value more certain than that in a traditional IPO process, which often involves more variability. HEIC is an ideal partner to bring Talkspace public, accelerate our growth, and further advance our mission. It is a premier investment firm led by Doug Braunstein, a former JP Morgan Chase Vice Chair and CFO with deep experience in healthcare tech. Their investors also form a network of CEOs and former CEOs of some of the best healthcare and managed care companies in the world. As the country—and the world—grapples with the COVID-19 pandemic, and stressful economic and social unrest and great unease, our work is more cut out for us than ever. People are hurting. More providers want to work with Talkspace; more companies than ever want to provide our services to their employees; more insurance companies are covering our work. But, to grow to meet this demand and beyond, we need to obtain more resources. This merger, if completed, will help us achieve that.

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What is Talkspace going to do with the influx of capital? How does this affect our strategic priorities? The capital raised through the merger will fund our growth initiatives and strategic goals, including by providing additional resources to expand our capabilities and allow us to support our members and providers.

Employee Finances: (such as) Benefits, Options, 401(K) or any Profit Sharing Structures and Vesting:

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If I have vested options in the company, what does that mean about my option grants? Holders of vested options will have an opportunity to elect the treatment of those vested options pursuant to the terms of the merger agreement and an election form that will be mailed to you prior to closing. In general, you will be able to choose between (1) converting your vested options into vested options to purchase stock in the public company (with the number of shares and exercise price adjusted to reflect the merger) or (2) converting your vested options into an economically equivalent mix of cash and vested options to purchase stock in the public company. More details on your election choices will be provided with your election form.

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If my options haven’t vested, what does that mean? Pursuant to the terms of the merger agreement, all unvested options will be automatically adjusted into unvested options (with identical vesting terms) to purchase stock in the public company (with the number of shares and exercise price adjusted to reflect the merger).

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Can I buy stock in the company? When? You should not buy or sell any securities of HEIC (currently traded on the Nasdaq under the tickers HEC (Class A common stock), HECCU (units) and HECCW (warrants)) or recommend that anyone else buy any of the securities of HEIC if you have any material non-public information (“Non-Public Information”) about either HEC or about Talkspace. Everyone at Talkspace is likely aware of some form of Non-Public Information, so it’s best to steer clear of buying or recommending someone buy HEIC securities. We are working on additional policies and guidelines relating to trading Talkspace securities following closing.

•	Does this affect my 401(K)? No, your 401(k) is not affected as a result of this transaction.

•	Does this affect my benefits, such as health insurance? No, health insurance and health benefits are not affected for you or your family.

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What timeline should we be aware of? We anticipate completion of the merger this spring, after which Talkspace will be listed on the NASDAQ. In between then and now, we must complete the SEC review process, HEIC’s shareholders must approve the merger and certain other customary closing conditions must be satisfied.

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If anyone reaches out to me, what can I tell them? The Securities Exchange Commission (SEC) has strict guidelines governing publicly-traded companies, which means we must avoid speaking publicly about this process, our business metrics and financial information unless you are authorized to. We ask that you refrain from making statements in open forums about this process.

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Who should I go to if the media reaches out to me? Please reach out to JoAnna di Tullio, our Communications Director, if any reporters or media contact you. There will be a significant amount of media attention over the next several weeks – and beyond. If you have any questions about press coverage, please ask JoAnna.

•	Can I tell my friends and family? You may share publicly available information about the transaction with friends and family, including information posted to our website or filed with the SEC.

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What can we say? Going forward, if someone asks you about the merger or Talkspace’s process of going public, the best response is to be polite and brief, saying, “We’re really proud and excited, but I can’t comment further.” If it is a client or business contact and they push further, you can say something like, “I can’t speak to that, but I would be happy to connect you with a colleague who can.”

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Are there other guidelines? Much of what does change has to do with reporting earnings and other financial matters and communications. That will only affect certain departments and, for those departments that handle those areas, there will be extensive training to ensure that you have all the support you need as you adapt to new protocols.

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You mentioned scrutiny. What does that address and how? Mainly, we will be subject to regulatory oversight over how we report earnings and handle other financial and legal matters and communications. For the vast majority of you, very little will change day-to-day. We will just have more resources to grow.

•	What if clients have questions?

1.	Enterprise / B2B We have supplied you with B2B communications, including a letter and Q&A.

2.	Payers and Insurance Companies We have supplied you with client communications, including a letter and Q&A.

3.	Therapists and Relevant Clinicians We have supplied you with provider communications, including a letter and Q&A.

Records and Data Protocols and Security:

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Our record storage and data are held to HIPAA standards—does anything change with Talkspace becoming a public company? We always strive to meet the highest standards of data security and this transaction in no way diminishes that commitment.

Vendors:

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We interact in our capacities with—and hire—any number of outside vendors. Does this development change current or upcoming arrangements? No. There is no anticipated change and we will be mostly autonomous in hiring chosen vendors, subject to certain restrictions in the merger agreement that apply between now and the completion of the merger.

Public Record

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If everything is considered publicly available information, are all of our meetings, emails and interoffice communications such as Slack part of the public record? What does this mean? No. Our internal communications or private materials will not become public record by default. In the event that we become a publicly listed company, we will disclose our financial performance on a periodic basis, but our emails and interoffice communication will remain subject to confidentiality requirements and privileges with respect to disclosure.

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How does this impact my personal social media use? As noted above and in our discussions with you regarding communications protocols, we will be subject to certain regulations that may result in enhanced scrutiny of certain public communications. Though this does not necessarily impact your personal social media use, we expect that you continue to use all social media appropriately as a representative of this company.

More information

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Where can I go for more information? Will there be a centralized location to check for announcements and policies? Outside of distributed tools, please see a member of the leadership team or your supervisor. And Roni and I are available to answer questions any time.

•	Who answers what questions? Your supervisor will help route questions.

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What public documents will be available about our business and this transaction, how can I see those and when will they be posted publicly? You may obtain documents regarding our business and this transaction, once available, filed with the SEC on the SEC’s website at www.sec.gov. These documents will include a Current Report on Form 8-K that will be filed by HEC shortly after the announcement of this transaction.

TALKSPACE - DOs AND DON’Ts FOR EMPLOYEES

Our business agreement to merge with Hudson Executive Investment Corp. (HEIC) is just a first step in the process of us becoming a publicly traded company. While it’s just the beginning, it does mean that we must now comply with certain Securities and Exchange Commission (SEC) regulations. The SEC strictly regulates what can be disclosed internally and also what can be said to the press and to people outside of Talkspace about the status of our announcement. Below are a set of dos and don’ts related to the announcement:

•	DO conduct business as usual. We urge everyone to stay focused on our business objectives and on continuing to serve our customers.

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HEIC and Talkspace will be making various public statements and HEIC will make a number of securities filings. These will be covered by the media. DON’T comment, editorialize, or provide additional context for the information that is publicly disclosed in verbal conversation, emails and other online forums such as social media. For example, do not “like”, re-tweet or post articles that include this information.

•	DO refer (without comment) all media, press or other external communications requests and inquiries to [XXX]@talkspace.com.

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In response to any questions you may receive via email, phone or in person from any third party—including customers, business partners, vendors/suppliers, industry analysts, consultants, market research firms, former employees, friends or family, etc. DON’T say any more than “I cannot comment. The latest information can be found in public filings and on our company website.”

•	DON’T speculate about the timing for the closing of the transaction or if it will be successful, our financial results, product/service launches (unless specifically authorized to do so).

•	DON’T buy any securities of HEIC (currently traded on Nasdaq).

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DON’T recommend that anyone else buy any of the securities of HEIC (which currently trade on Nasdaq) if you have any material non-public information (“Non-Public Information”) about either HEIC or about Talkspace. Everyone at Talkspace is likely aware of some form of Non-Public Information, so it’s best to steer clear of buying or recommending someone buy HEIC securities.

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Non-Public Information is information that an investor would consider important in deciding whether to buy securities of HEIC. Non-Public Information could include information about our financial performance, the likelihood of being able to close on the merger, new product/service offerings, developments regarding key suppliers or customers, our future plans, significant cyber security incidents, etc.

•	DON’T provide Non-Public Information to any third parties (including family members, friends, customers, partners, vendors/suppliers, etc.) so that they can then buy any of the securities of HEIC.

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For managers, when communicating Non-Public Information to others within the Company, DO make sure that it is a business necessity to disclose such information to the person. If not, during this stage of the process DON’T disclose the information.

•	DO email [XXX]@talkspace.com if you have questions about your responsibilities.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.